UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 000-29862

Forum National Investments Ltd.
(Exact name of Registrant as specified in charter)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F _X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____  No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

1. Press Release Dated July 20, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 20, 2009	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

Forum National Investments Announces Intention to Make Offer to Acquire HSE Integrated

Vancouver, B.C. July 20, 2009 - Forum National Investments Ltd. (Forum) (OTCBB: FMNLF) today announced that it intends to make an offer to acquire all of the outstanding common shares of HSE Integrated Ltd. (HSE) (TSX: HSL). Pursuant to the offer, HSE shareholders will be entitled to receive one common share of Forum for every four HSE common shares validly tendered to the offer, representing approximately C$0.72 per HSE common share (based on Forum's closing share price as at June 17, 2009). The offer represents a premium of 22% to HSE's closing share price as at July 17, 2009 (based on Forum's closing share price as of the same day), and a premium of 113% to HSE's 20-day volume weighted average price as at June 16, 2009 (based on Forum's 20-day volume weighted average price as of the same day).

Daniel Clozza, President and Chief Executive Officer of Forum, said, "We believe that our offer to HSE shareholders represents an attractive premium to the current share price and, more importantly, that HSE shareholders will benefit from our stewardship of the combined companies."

"Specifically, we intend to streamline operations by idling unprofitable stations and significantly reducing HSE corporate overheard and executive compensation, which remain unacceptably high, especially when HSE remains unprofitable. We expect to restore profitability at HSE by year end 2009, assuming that we gain control and are able to make the necessary changes. We further believe that the acquisition will be accretive to Forum in 2010. HSE shareholders, in conjunction with current Forum shareholders, will be rewarded by holding a stake in a company with diversified holdings and a solid foundation from which to grow and create shareholder value," added Mr. Clozza.

Details of the Offer

Full details of the offer will be contained in a formal offer and take-over bid circular to be filed with securities regulatory authorities and mailed to HSE shareholders. Forum has formally requested a list of HSE shareholders and expects to formally launch its offer during the week of July 20, 2009. The offer will remain open until August 10, 2009.

The offer will be subject to certain conditions including a minimum tender threshold of 17%, receipt of all required regulatory approvals and third-party consents, the absence of any material adverse change in HSE, the absence of certain prohibited activities on the part of HSE (including share issuances, material debt issuances, acquisitions and dispositions) between the date hereof and the expiry of the offer, no untrue statements or omissions in HSE's public disclosure and HSE's not having a shareholder rights plan or that plan being waived, invalidated or cease traded. Following the successful completion of the offer, Forum intends to take all necessary steps to acquire any HSE shares that remain outstanding.

Forum has purchased shares of HSE over the past year and currently beneficially owns approximately 5.4% of the company's outstanding shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Forum or HSE. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada and the United States.

About FNI:

Forum National Investments Ltd. (http://www.foruminvestments.com/) is a publicly held company currently trading on the OTCBB under the symbol FMNLF. Our primary business revolves around developing consumer driven organizations designed to enhance lifestyles. The company's Life Settlement operations in the United States are conducted through its wholly owned subsidiary, The American Life Settlements. (ALSS) http://www.thealss.com/.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Forum believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, spending levels and other factors could cause actual results to differ materially from Forum's expectations.

For further information contact:

Dan Clozza
604-806-6098